EXHIBIT 99.2
COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES
CANADIAN GAAP

	Year Ended October 31,
(in millions of Canadian dollars, except for ratios)	2010	2009	2008	2007	2006

EXCLUDING INTEREST ON DEPOSITS

Fixed Charges
Interest expensed and capitalized (excluding deposits)(1)	$894	$982	$2,333	$3,097	$2,434
Estimated interest within rental expense	113	113	109	100	97
Preferred dividend requirement(2)	—	—	12	13	28

Total Fixed Charges	$1,007	$1,095	$2,454	$3,210	$2,559

Earnings
Income from continuing operations before income taxes(3)	$3,567	$2,076	$1,977	$2,395	$3,452
Adjusted for: Earnings and distributions related to equity investees	14	1	(18)	(35)	27
Fixed Charges (excluding preferred dividend requirement)	1,007	1,095	2,442	3,197	2,531

Earnings	$4,588	$3,172	$4,401	$5,557	$6,010

Ratio of Earnings to Fixed Charges, excluding interest on deposits	4.56	2.90	1.79	1.73	2.35

INCLUDING INTEREST ON DEPOSITS

Fixed Charges
Interest expensed and capitalized (including deposits)(1)	$3,256	$5,023	$9,674	$11,002	$8,177
Estimated interest within rental expense	113	113	109	100	97
Preferred dividend requirement(2)	—	—	12	13	28

Fixed Charges	$3,369	$5,136	$9,795	$11,115	$8,302

Earnings
Income from continuing operations before income taxes(3)	$3,567	$2,076	$1,977	$2,395	$3,452
Adjusted for: Earnings and distributions related to equity investees	14	1	(18)	(35)	27
Fixed Charges (excluding preferred dividend requirement)	3,369	5,136	9,783	11,102	8,274

Earnings	$6,950	$7,213	$11,742	$13,462	$11,753

Ratio of Earnings to Fixed Charges, including interest on deposits	2.06	1.40	1.20	1.21	1.42

(1)	Includes amortization of debt issuance costs.

(2)	Represents pre-tax earnings required to pay preferred dividends.

(3)	Adjusted for capitalized interest in 2010, 2009, 2008, 2006 and 2005 ($Nil impact for 2007).

COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES
U.S. GAAP

	Year Ended October 31,
(in millions of Canadian dollars, except for ratios)	2010	2009	2008	2007	2006

EXCLUDING INTEREST ON DEPOSITS

Fixed Charges
Interest expensed and capitalized (excluding deposits)(1)	$823	$902	$2,242	$2,998	$2,335
Estimated interest within rental expense	113	113	109	100	97
Preferred dividend requirement(2)	—	—	12	13	28

Total Fixed Charges	$936	$1,015	$2,363	$3,111	$2,460

Earnings
Income from continuing operations before income taxes(3)	$3,858	$2,324	$1,888	$2,439	$3,434
Adjusted for: Earnings and distributions related to equity investees	12	1	(18)	(35)	27
Fixed Charges (excluding preferred dividend requirement)	936	1,015	2,351	3,098	2,432

Earnings	$4,806	$3,340	$4,221	$5,502	$5,893

Ratio of Earnings to Fixed Charges, excluding interest on deposits	5.13	3.29	1.79	1.77	2.40

INCLUDING INTEREST ON DEPOSITS

Fixed Charges
Interest expensed and capitalized (including deposits)(1)	$3,185	$4,943	$9,583	$10,903	$8,078
Estimated interest within rental expense	113	113	109	100	97
Preferred dividend requirement(2)	—	—	12	13	28

Fixed Charges	$3,298	$5,056	$9,704	$11,016	$8,203

Earnings
Income from continuing operations before income taxes(3)	$3,858	$2,324	$1,888	$2,439	$3,434
Adjusted for: Earnings and distributions related to equity investees	12	1	(18)	(35)	27
Fixed Charges (excluding preferred dividend requirement)	3,298	5,056	9,692	11,003	8,175

Earnings	$7,168	$7,381	$11,562	$13,407	$11,636

Ratio of Earnings to Fixed Charges, including interest on deposits	2.17	1.46	1.19	1.22	1.42

(1)	Includes amortization of debt issuance costs.

(2)	Represents pre-tax earnings required to pay preferred dividends.

(3)	Adjusted for capitalized interest in 2010, 2009, 2008, 2006 and 2005 ($Nil impact for 2007).